UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

8676EP108

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,137,331
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,137,331
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,137,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest IV, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,166,639
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,166,639
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,166,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest IV-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,137,331
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,137,331
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,137,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,137,331
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,137,331
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,137,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

CO

6

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,731,907
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,731,907
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,731,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,731,907
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,731,907
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,731,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		8,731,907
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

8,731,907
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,731,907
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 8676EP108

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Engaged Capital Flagship Master Fund, LP (“Engaged Capital Flagship Master”), a Cayman Islands exempted limited partnership, with respect to the Shares directly and beneficially owned by it;
(ii)	Engaged Capital Co-Invest IV, LP, a Delaware limited partnership (“Engaged Capital Co-Invest IV”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engaged Capital Co-Invest IV-A, LP, a Delaware limited partnership (“Engaged Capital Co-Invest IV-A”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engaged Capital Flagship Fund, LP (“Engaged Capital Fund”), a Delaware limited partnership, as a feeder fund of Engaged Capital Flagship Master;
(v)	Engaged Capital Flagship Fund, Ltd. (“Engaged Capital Offshore”), a Cayman Islands exempted company, as a feeder fund of Engaged Capital Flagship Master;
(vi)	Engaged Capital, LLC, a Delaware limited liability company (“Engaged Capital”), as the general partner and investment adviser of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and the investment adviser of a certain managed account (the “Engaged Capital Account”);
(vii)	Engaged Capital Holdings, LLC, a Delaware limited liability company (“Engaged Holdings”), as the managing member of Engaged Capital; and
(viii)	Glenn W. Welling, as the Founder and Chief Investment Officer (“CIO”) of Engaged Capital and the sole member of Engaged Holdings.

 Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed to the initial Schedule 13D (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Engaged Capital Offshore. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of Engaged Capital Flagship Master and Engaged Capital Offshore is c/o Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. The address of the principal office of each of Engaged Capital Co-Invest IV, Engaged Capital Co-Invest IV-A, Engaged Capital Fund, Engaged Capital, Engaged Holdings and Mr. Welling is 610 Newport Center Drive, Suite 250, Newport Beach, California 92660.

10

CUSIP No. 8676EP108

(c)       The principal business of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A is investing in securities. Each of Engaged Capital Fund and Engaged Capital Offshore is a private investment partnership that serves as a feeder fund of Engaged Capital Flagship Master. Engaged Capital is a registered investment advisor and serves as the investment adviser to each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV, Engaged Capital Co-Invest IV-A, Engaged Capital Fund, Engaged Capital Offshore and the Engaged Capital Account. Engaged Capital is also the general partner of each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV, Engaged Capital Co-Invest IV-A and Engaged Capital Fund. Engaged Holdings serves as the managing member of Engaged Capital. Mr. Welling is the Founder and CIO of Engaged Capital, the sole member of Engaged Holdings and a director of Engaged Capital Offshore.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Engaged Capital Flagship Master and Engaged Capital Offshore are organized under the laws of the Cayman Islands. Engaged Capital Co-Invest IV, Engaged Capital Co-Invest IV-A, Engaged Capital Fund, Engaged Capital and Engaged Holdings are organized under the laws of the State of Delaware. Mr. Welling is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 15, 2020, the Investors (as defined below) entered into a subscription agreement (the “Subscription Agreement”) with the Issuer and SunOpta Foods Inc., a subsidiary of the Issuer (the “Subsidiary”), as further described in Item 6 below, which disclosure is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 88,148,363 Shares outstanding as of February 21, 2020, which is the total number of Shares outstanding as reported in the Issuer’s annual report on Form 10-K filed with the Securities and Exchange Commission on February 27, 2020.

As of the date hereof, Engaged Capital Flagship Master beneficially owned 5,137,331 Shares, constituting approximately 5.8% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 5,137,331 Shares owned by Engaged Capital Flagship Master, constituting approximately 5.8% of the Shares outstanding.

11

CUSIP No. 8676EP108

As of the date hereof, Engaged Capital Co-Invest IV beneficially owned 3,166,639 Shares, constituting approximately 3.6% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest IV-A beneficially owned 0 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, 427,937 Shares were held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 8,731,907 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 8,731,907 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 8,731,907 Shares owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV and Engaged Capital Co-Invest IV-A and held in the Engaged Capital Account, constituting approximately 9.9% of the Shares outstanding.

Each Reporting Person is a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with Engaged Capital Flagship Master, each of Engaged Capital Fund, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Engaged Capital Flagship Master.

By virtue of their respective positions with Engaged Capital Co-Invest IV, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Engaged Capital Co-Invest IV.

By virtue of their respective positions with Engaged Capital Co-Invest IV-A, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported beneficially owned by Engaged Capital Co-Invest IV-A.

By virtue of their respective positions with the Engaged Capital Account, each of Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares beneficially held in the Engaged Capital Account.

12

CUSIP No. 8676EP108

(c)       Except as otherwise disclosed herein, there have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is herby amended to add the following:

Subscription Agreement

On April 15, 2020 (the “Subscription Date”), Engaged Capital Flagship Master, Engaged Capital Co-Invest IV-A and Engaged Capital (together with their affiliates, the “Engaged Investors”) entered into the Subscription Agreement with the Issuer, the Subsidiary, and Oaktree Organics, L.P. and Oaktree Huntington Investment Fund II, L.P. (together with Oaktree Organics L.P. and their affiliates, “Oaktree” and, together with the Engaged Investors, the “Investors”). The Subscription Agreement contemplates the issuance by the Subsidiary of shares of exchangeable, voting Series B-1 Preferred Stock (the “Series B-1 Preferred Stock”) and exchangeable, voting Series B-2 Preferred Stock (the “Series B-2 Preferred Stock” and, together with the Series B-1 Preferred Stock, the “Series B Preferred Stock”).

Under the first tranche, the Subsidiary will issue 15,000 shares of Series B-1 Preferred Stock to each of Oaktree and the Engaged Investors (30,000 shares total) for aggregate consideration of $30 million. The closing (the “Initial Closing”) for the purchase and issuance of the Series B-1 Preferred Stock is expected to occur on April 24, 2020.

Under the second tranche, the Issuer will have the right, but not the obligation (the “Sale Option”), to require each of Oaktree and the Engaged Investors to purchase their proportionate share of up to 15,000 shares of Series B-2 Preferred Stock (up to 30,000 shares total) for aggregate consideration of up to $30 million by giving notice to the Investors on or before July 15, 2020 (the “Option Notice”). The closing (the “Subsequent Closing”) for the purchase and issuance of the Series B-2 Preferred Stock would be expected to occur no later than 25 days following the Option Notice.

The Subscription Agreement contains customary representations, warranties and covenants of the Issuer, the Subsidiary and the Investors, and the parties have agreed to indemnify each other against certain losses resulting from breaches of their respective representations, warranties and covenants.

This summary description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement attached hereto as Exhibit 99.1 and incorporated herein by reference.

Series B Preferred Stock

In connection with the Initial Closing of the Subscription Agreement, the Subsidiary will execute and file with the Secretary of State of the State of Delaware a Second Amended and Restated Certificate of Incorporation to, among other things, authorize and establish the rights and preferences of the Series B-1 Preferred Stock and the Series B-2 Preferred Stock. The Series B-1 Preferred Stock and the Series B-2 Preferred Stock are new series of securities that rank senior to the common stock and any other shares of stock junior to the Series B Preferred Stock in the capital of the Subsidiary with respect to distribution rights and rights upon liquidation, and rank on par with the existing voting, exchangeable Series A Preferred Stock of the Subsidiary.

13

CUSIP No. 8676EP108

The holders of Series B Preferred Stock will be entitled to receive quarterly distributions (“Dividends”) on each share of Series B Preferred Stock. The annualized rate of the Dividends will be 8.0% prior to the date that is the first day following the end of the Issuer’s third fiscal quarter in 2029 (the “Dividend Change Date”), and 10% thereafter, in each case of $1,000 per share (the “Liquidation Preference”), subject to certain adjustments. With respect to any Dividends declared in respect of any fiscal quarter ending prior to the Dividend Change Date, the Subsidiary may pay Dividends in cash or elect, in lieu of paying cash, to add the amount that would have been paid to the Liquidation Preference. On the occurrence of certain events of noncompliance (an “Event of Noncompliance”), following a 30-day cure period, the rate of Dividends payable will increase by 1.0% quarterly, subject to a maximum increase of 5.0%. The failure to pay Dividends in cash for any quarter ending after the Dividend Change Date will be an Event of Noncompliance.

Series B-1 Preferred Stock

At any time, a holder of Series B-1 Preferred Stock may exchange its shares of Series B-1 Preferred Stock, in whole or in part, for a number of Shares equal to, per share of Series B-1 Preferred Stock, the quotient of the Liquidation Preference divided by $2.50 (such price, the “Series B-1 Exchange Price” and such quotient, the “Series B-1 Exchange Rate”). The Series B-1 Exchange Price is subject to customary anti-dilution adjustments, including weighted-average adjustment for issuances of Shares below the Series B-1 Exchange Price, provided that the Series B-1 Exchange Price may not be lower than $2.00 (subject to adjustment in certain circumstances).

The Subsidiary may cause the holders of the Series B-1 Preferred Stock to exchange all of their shares of Series B-1 Preferred Stock into a number of Shares equal to the number of shares of Series B-1 Preferred Stock outstanding multiplied by the Series B-1 Exchange Rate if (i) fewer than 10% of the shares of Series B-1 Preferred Stock issued on the Initial Closing Date remain outstanding, or (ii) on or after the third anniversary of the Initial Closing Date, the volume-weighted average price (“VWAP”) of the Shares during the then-preceding 20 consecutive trading day period is greater than 200% of the Series B-1 Exchange Price then in effect. Shares delivered on an exchange caused by the Subsidiary must be freely tradable by the holders of Series B-1 Preferred Stock under applicable securities laws.

At any time on or after the fifth anniversary of the Initial Closing Date, the Subsidiary may redeem all of the Series B-1 Preferred Stock for an amount per share equal to the Liquidation Preference of the Series B-1 Preferred Stock plus accrued and unpaid Dividends.

Upon certain events involving a change of control of the Issuer, the Subsidiary must use reasonable efforts to provide the holders of the Series B-1 Preferred Stock with the option to exchange shares of the Series B-1 Preferred Stock for a security in the surviving or successor entity that has the same rights, preferences and privileges as the Series B-1 Preferred Stock as adjusted for the change of control. The Subsidiary will also offer to redeem the Series B-1 Preferred Stock at an amount per share equal to the greater of (i) the Liquidation Preference plus an amount equal to the value of incremental Dividends through the fifth anniversary of the Initial Closing Date, and (ii) the amount payable per Share in such change of control multiplied by the Series B-1 Exchange Rate. Such offer to redeem by the Subsidiary will be made at an amount per share equal to the Liquidation Preference if the aggregate number of Shares delivered in exchange for outstanding shares of Series B-1 Preferred Stock exceeds the number that is 19.99% of the outstanding Shares on the day preceding the Initial Closing Date (such number, “Initial Closing Date Shares”). If, following an offer by the Subsidiary on a change of control, any shares of Series B-1 Preferred Stock are redeemed at a per share price above the Liquidation Preference, the number of shares of Series B-1 Preferred Stock that may thereafter be exchanged for Shares must not exceed the Initial Closing Date Shares less the number of Shares into which shares of Series B-1 Preferred Stock have previously been exchanged (the “Series B-1 Post CoC Exchange Cap”).

14

CUSIP No. 8676EP108

So long as any shares of Series B-1 Preferred Stock are outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding Series B-1 Preferred Stock, voting together as a separate class, will be necessary for effecting or validating: (i) any issuance, authorization or creation of, or any increase in the issued or authorized amount of, stock on parity or senior to the Series B-1 Preferred Stock, including the issuance of any Series B-2 Preferred Stock other than pursuant to the terms of the Subscription Agreement, (ii) any increase in the issued or authorized amount of Series B-1 Preferred Stock, (iii) any exchange, reclassification or cancellation of the Series B-1 Preferred Stock, except as provided in the certificate of incorporation of the Subsidiary, and (iv) any amendment, modification or alteration of, or supplement to, the certificate of incorporation of the Subsidiary that would materially and adversely affect the rights, preferences, privileges or voting powers of the Series B-1 Preferred Stock or any holder.

Series B-2 Preferred Stock

At any time, a holder of Series B-2 Preferred Stock may exchange its shares of Series B-2 Preferred Stock, in whole or in part, for a number of Shares equal to, per share of Series B-2 Preferred Stock, the quotient of the Liquidation Preference divided by the exchange price for the Series B-2 Preferred Stock (such price, the “Series B-2 Exchange Price” and such quotient, the “Series B-2 Exchange Rate”). The Series B-2 Exchange Price will initially be that amount which is equal to a 30% premium to the 15-day VWAP of the Shares on Nasdaq determined as at the date of the Option Notice, provided that the Series B-2 Exchange Price cannot be less than $2.00 or greater than $3.50 per underlying Share. The Series B-2 Exchange Price is subject to customary anti-dilution adjustments, including weighted-average adjustment for issuances of Shares below the Series B-2 Exchange Price, provided that the Series B-2 Exchange Price may not be lower than $2.00 (subject to adjustment in certain circumstances).

The Subsidiary may cause the holders of Series B-2 Preferred Stock to exchange all of their shares of Series B-2 Preferred Stock into a number of Shares equal to the number of shares of Series B-2 Preferred Stock outstanding multiplied by the Series B-2 Exchange Rate if (i) fewer than 10% of the shares of Series B-2 Preferred Stock issued on the date of the Subsequent Closing (the “Subsequent Closing Date”) remain outstanding, or (ii) on or after the third anniversary of the Subsequent Closing Date, the VWAP of the Shares during the then-preceding 20 consecutive trading day period is greater than 200% of the Series B-2 Exchange Price then in effect. Shares delivered on an exchange caused by the Subsidiary must be freely tradable by the holders of the Series B-2 Preferred Stock under applicable securities laws.

At any time on or after the fifth anniversary of the Subsequent Closing Date, the Subsidiary may redeem all of the Series B-2 Preferred Stock for an amount per share equal to the Liquidation Preference of the Series B-2 Preferred Stock plus accrued and unpaid Dividends.

Upon certain events involving a change of control of the Issuer, the Subsidiary must use reasonable efforts to provide the holders of the Series B-2 Preferred Stock with the option to exchange shares of the Series B-2 Preferred Stock for a security in the surviving or successor entity that has the same rights, preferences and privileges as the Series B-2 Preferred Stock as adjusted for the change of control. The Subsidiary will also offer to redeem the Series B-2 Preferred Stock at an amount per share equal to the greater of (i) the Liquidation Preference plus an amount equal to the value of incremental Dividends through the fifth anniversary of the Subsequent Closing Date, and (ii) the amount payable per Common Share in such change of control multiplied by the Series B-2 Exchange Rate. Such offer to redeem by the Subsidiary will be made at an amount per share equal to the Liquidation Preference if the aggregate number of Shares delivered in exchange for outstanding shares of Series B-2 Preferred Stock exceeds the number that is 19.99% of the outstanding Shares on the day preceding the Subsequent Closing Date (such number, “Subsequent Closing Date Shares”). If, following an offer by the Subsidiary on a change of control, any shares of Series B-2 Preferred Stock are redeemed at a per share price above the Liquidation Preference, the number of shares of Series B-2 Preferred Stock that may thereafter be exchanged for Shares must not exceed the Subsequent Closing Date Shares less the number of Shares into which shares of Series B-2 Preferred Stock have previously been exchanged (the “Series B-2 Post CoC Exchange Cap” and, together with the Series B-1 Post CoC Exchange Cap, the “Post CoC Exchange Cap”).

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So long as any shares of Series B-2 Preferred Stock are outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding Series B-2 Preferred Stock, voting together as a separate class, will be necessary for effecting or validating: (i) any issuance, authorization or creation of, or any increase in the issued or authorized amount of, stock on parity or senior to the Series B-2 Preferred Stock, (ii) any increase in the issued or authorized amount of Series B-2 Preferred Stock, (iii) any exchange, reclassification or cancellation of the Series B-2 Preferred Stock, except as provided in the certificate of incorporation of the Subsidiary, and (iv) any amendment, modification or alteration of, or supplement to, the certificate of incorporation of the Subsidiary that would materially and adversely affect the rights, preferences, privileges or voting powers of the Series B-2 Preferred Stock or any holder.

Exchange Caps

At any time, if a holder of Series B Preferred Stock elects to exchange, or the Subsidiary causes an exchange, of Series B Preferred Stock, the number of Shares delivered to each applicable holder may not cause such holder’s beneficial ownership (as defined in Rule 13d-3 of the Exchange Act) to exceed 19.99% of the Shares that would be outstanding immediately following such exchange (the “Beneficial Ownership Exchange Cap”). The Beneficial Ownership Exchange Cap is permanent and the Issuer is not required to seek a waiver of the Beneficial Ownership Exchange Cap from the disinterested shareholders of the Issuer.

In addition, the number of Shares delivered to each holder may not cause such holder’s beneficial ownership (as defined in the Issuer’s shareholder rights plan) to exceed 19.99% of the Shares and other voting shares of the Issuer that would be outstanding immediately following such exchange by such holder (the “Rights Plan Exchange Cap”). The Issuer is not required to seek a waiver of the Rights Plan Exchange Cap from the disinterested shareholders of the Issuer.

Further, until such time as all personal information forms (“PIFs”) filed by the Engaged Investors with the Toronto Stock Exchange (the “TSX”) in connection with the transactions contemplated by the Subscription Agreement have been cleared by the TSX, the Engaged Investors may not exchange any shares of Series B Preferred Stock for Shares or have issued to them the Special Voting Shares (as defined below). The Engaged Investors expect that such PIFs will be cleared on or around the Initial Closing Date.

Special Voting Shares

On the Initial Closing Date, the Issuer will file Articles of Amendment to designate a series of special shares as special shares, series 2 (the “Special Voting Shares”). The Special Voting Shares have a nominal liquidation preference of $0.00001 per share and serve as the mechanism for attaching exchanged voting to the Series B Preferred Stock. The Special Voting Shares will entitle the holder thereof to one vote per Special Voting Share on all matters submitted to a vote of the holders of Shares, voting together as a single class, subject to certain exceptions. The Special Voting Shares are not transferrable and the voting rights associated with the Special Voting Shares will terminate upon the transfer of the shares of Series B Preferred Stock to a third party, other than an affiliate of the Engaged Investors. In the event the Issuer elects to pay a Dividend by adding the amount payable to the Liquidation Preference, rather than paying such amount in cash, Special Voting Shares will be issued only if additional Shares are exchangeable as a consequence of such increased Liquidation Preference, having regard to the Beneficial Ownership Exchange Cap, the Rights Plan Exchange Cap and the Post CoC Exchange Cap. If no new Shares are exchangeable, then no additional Special Voting Shares are issuable.

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The number of votes that may be exercised on behalf of the Engaged Investors with respect to the Special Voting Shares will be limited such that such votes will not cause the aggregate number of votes exercisable by the Engaged Investors in respect of all voting securities controlled by them to exceed 19.99% of the votes eligible to be cast by all security holders of the Issuer at such time (the “Engaged Voting Cap”). The Engaged Voting Cap is permanent and the Issuer is not required to seek a waiver of the Engaged Voting Cap from the disinterested shareholders of the Issuer.

Joint Filing Agreement

On April 17, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Subscription Agreement, dated April 15, 2020.
99.2	Joint Filing Agreement, dated April 17, 2020.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2020

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest IV, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest IV-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

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Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

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